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                                July 8, 2021

       Wendy Mantell
       Secretary and General Counsel
       Bird Global, Inc.
       406 Broadway, Suite 369
       Santa Monica, California 90401

                                                        Re: Bird Global, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 22, 2021
                                                            File No. 333-256187

       Dear Ms. Mantell:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed June 22,
2021

       What interests do the current officers and directors of Switchback have in the Business
       Combination?, page 10

   1. Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be
incentivized to complete an acquisition of a less favorable target company or on terms
less favorable to shareholders rather than liquidate.
   2. Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if
other shareholders experience a negative rate of return in the post-
                                                        business combination
company.
 Wendy Mantell
FirstName   LastNameWendy  Mantell
Bird Global,  Inc.
Comapany
July 8, 2021NameBird Global, Inc.
July 8,2 2021 Page 2
Page
FirstName LastName

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 37

3.       Please revise your bullet,    assuming maximum redemptions,    to
reflect 31,625,000 Class
         A Ordinary Shares.
Risk Factors, page 39

4. Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2021, page
97

5. For each of the Other Liabilities and Additional Paid-in Capital accounts, please disclose the components of the pro forma adjustment. In addition, please tell us how (d) adjusts
         Other Liabilities.
Note 2 - Adjustments as a Result of Bird's Senior Preferred Financing, page 106

6. Please clarify which components comprise the $9.7 million adjustment to Derivative
         Liabilities. Additionally, please disclose the reason for the reduction in the Bird senior preferred warrant liability.
7. Please clarify which items comprise other expense of $42.7 million in the pro forma statement of operations for the year ended December 31, 2020.
Note 3 - Transaction Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 108

8. (c) Your adjustment does not equal the sum of the components you have disclosed. Please revise your pro forma financial statements and footnote accordingly.
9.       (f) Please quantify the adjustment for the earnout consideration.
10. (h) Please remove the reference to the payment of $11.1 million of Switchback deferred underwriting costs incurred for the IPO as this appears to be included in adjustment (a).
         Alternatively, tell us why your presentation is appropriate.
Note 6 - Loss per Share, page 111

11. You disclose that net loss per share is calculated using the historical weighted average
         New Bird Class A Common Stock and New Bird Class X Common Stock outstanding.
         Please revise your narrative to state that net loss per share is calculated using the pro forma weighted average.
 Wendy Mantell
FirstName   LastNameWendy  Mantell
Bird Global,  Inc.
Comapany
July 8, 2021NameBird Global, Inc.
July 8,3 2021 Page 3
Page
FirstName LastName
Comparative Share Information, page 114

12. Please revise the second sentence of the second paragraph to state that the weighted average shares outstanding and net loss per share information reflect the Business
         Combination as if it had occurred on January 1, 2020.
13.      Please revise your table:
             To remove book value per share disclosures as of December 31, 2020; and
             To present the information in the historical columns at their respective historical amounts.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Switchback
Results of Operations, page 253

14. In the third paragraph, please delete "million" following $283,000. Additionally, please clarify that substantially all of the $1.3 million expense represents the loss related to the excess fair value of the private placement warrants over the cash received from the
         Sponsor.
Redemption Rights for Holders of Public Shares, page 259

15. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Switchback II Corporation Unaudited Condensed Financial Statements
Note 2 - Summary of Significant Accounting Policies
Net Loss per Ordinary Share, page F-15

16. Please expand your footnote to include the earnings per share disclosures provided in ASC
         260-10-50.
Note 8 - Fair Value Measurements, page F-22

17.      In the fourth paragraph, you stated that    the Sponsor paid an
aggregate of $9,546,000 for
         private placement warrants with an initial aggregate fair value of
$8,325,000.    It appears,
         however, that the sponsor paid $8,325,000 and the initial fair value of the private placement warrants was $9,546,000. Please revise your disclosure accordingly.
Bird Rides, Inc. Unaudited Condensed Consolidated Financial Statements Consolidated Condensed Statements of Redeemable Convertible Preferred Stock and Stockholders Deficit at March 31, 2021 and 2020, page F-46

18. Please remove the dollar sign accompanying total shares outstanding in the Founders
         Preferred Stock column at March 31, 2021.
 Wendy Mantell
Bird Global, Inc.
July 8, 2021
Page 4
Note 4 - Acquisitions, page F-51

19. You mention the use of a valuation specialist in determining the purchase price of the
       CIRC acquisition. Given the reference to your reliance on a third-party expert, please tell us your consideration to naming the experts and providing their consent.
Note 10 - Net Loss Per Share Attributable to Common Stockholders, page F-59

20. Please remove the dollar signs from the table that presents anti-dilutive securities.
Note 12 - Segment Information, page F-62

21. Please tell us why there are no results of operations for your Other segment for the three months ended March 31, 2021.
Bird Rides, Inc. Audited Consolidated Financial Statements
Note 5 - Acquisitions, page F-78

22. We appreciate your response to prior comment 31. Please provide us with your significance tests for the acquisition of CIRC.
        You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                              Sincerely,
FirstName LastNameWendy Mantell
                                                              Division of
Corporation Finance
Comapany NameBird Global, Inc.
                                                              Office of
Manufacturing
July 8, 2021 Page 4
cc:       Justin G. Hamill
FirstName LastName